Exhibit 99.1

NewsRelease

TransCanada Places Cameron Access Project in Service

HOUSTON, Texas - March 14, 2018 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced its Cameron Access project has been placed into service in Southwest Louisiana, enhancing the company’s ability to deliver North American-produced natural gas to high-value LNG export markets.

Cameron Access involved improvements to existing pipeline, construction of a new compressor station and the addition of 27 miles (43 kilometres) of 36-inch diameter greenfield pipeline. Representing an investment of approximately US$300 million, the pipeline is capable of transporting 800,000 dekatherms a day to the Cameron LNG export facility. The Cameron LNG export facility is currently under construction and scheduled to go into service at the end of 2019.

“The completion of Cameron Access creates significant value for our customers by providing additional connectivity for their domestically produced natural gas to the high-value U.S. Gulf Coast LNG export market,” said Stanley Chapman III, TransCanada’s Executive Vice President and President, U.S. Natural Gas Pipelines. “Additionally, LNG export projects such as Cameron Access will help reduce global carbon emissions by allowing emerging markets to displace coal-fired power generation with clean-burning natural gas.”

Throughout the course of the project, TransCanada worked closely with landowners and local officials to ensure they were an important part of the process. Cameron Access was designed and constructed with a core focus on safety and minimizing environmental impact.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2017 Financial Highlights release and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Scott Castleman
304.357.2128 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522